

January 8, 2021

Craig Finster
Chief Executive Officer
Versus Systems Inc.
1558 West Hastings St.
Vancouver BC V6G 3J4 Canada

  Re: Versus Systems Inc.
   Amendment No. 2 to
   Registration Statement on Form F-1
   Filed December 28, 2020
   File No. 333-250868

Dear Mr. Finster:

  We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to our comment in our December 18, 2020 letter.

Amendment No. 2 to Registration Statement on Form F-1

Consolidated Financial Statements
3. Significant Accounting Policies
Revenue Recognition, page F-50

1. We note the disclosure provided on page 46 in response to our previous comment 5. Please expand your revenue recognition policy disclosure to describe your revenue earning arrangements under the HP agreement and the specific details of your policies so the nature of your performance obligations and the related revenue recognition policies are transparent.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor at (202) 551-6711 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric M. Hellige, Esq.